UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

SMTC CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

91083631

(CUSIP Number)

EMS Silver Inc.

EMS Silver Topco Inc.

H.I.G. Middle Market LBO Fund III, L.P.

H.I.G. Middle Market Advisors III, LLC

H.I.G.-GPII, Inc.

Sami W. Mnaymneh

Anthony A. Tamer

c/o H.I.G. Capital, LLC

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

Attention: Richard H. Siegel, Esq.

with a copy to:

Eric L. Issadore, Esq.

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 315-1231

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 91083631	SCHEDULE 13D	Page 2 of 16

1.	Names of Reporting Persons. EMS Silver Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,530,231(1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,530,231(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.92%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Beneficial ownership of 8,530,231 shares of Issuer’s Common Stock (as defined below) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)	Based on the number of shares of Common Stock outstanding as of the close of business on January 4, 2021.

CUSIP No. 91083631	SCHEDULE 13D	Page 3 of 16

1.	Names of Reporting Persons. EMS Silver Topco Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,530,231(1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,530,231(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.92%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Beneficial ownership of 8,530,231 shares of Issuer’s Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)	Based on the number of shares of Common Stock outstanding as of the close of business on January 4, 2021.

CUSIP No. 91083631	SCHEDULE 13D	Page 4 of 16

1.	Names of Reporting Persons. H.I.G. Middle Market LBO Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,530,231(1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,530,231(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.92%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Beneficial ownership of 8,530,231 shares of Issuer’s Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)	Based on the number of shares of Common Stock outstanding as of the close of business on January 4, 2021.

CUSIP No. 91083631	SCHEDULE 13D	Page 5 of 16

1.	Names of Reporting Persons. H.I.G. Middle Market Advisors III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,530,231(1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,530,231(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.92% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Beneficial ownership of 8,530,231 shares of Issuer’s Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)	Based on the number of shares of Common Stock outstanding as of the close of business on January 4, 2021.

CUSIP No. 91083631	SCHEDULE 13D	Page 6 of 16

1.	Names of Reporting Persons. H.I.G.-GPII, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,530,231(1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,530,231(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.92%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Beneficial ownership of 8,530,231 shares of Issuer’s Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)	Based on the number of shares of Common Stock outstanding as of the close of business on January 4, 2021.

CUSIP No. 91083631	SCHEDULE 13D	Page 7 of 16

1.	Names of Reporting Persons. Sami W. Mnaymneh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,530,231(1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,530,231(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.92%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Beneficial ownership of 8,530,231 shares of Issuer’s Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)	Based on the number of shares of Common Stock outstanding as of the close of business on January 4, 2021.

CUSIP No. 91083631	SCHEDULE 13D	Page 8 of 16

1.	Names of Reporting Persons. Anthony A. Tamer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,530,231(1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,530,231(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.92%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Beneficial ownership of 8,530,231 shares of Issuer’s Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)	Based on the number of shares of Common Stock outstanding as of the close of business on January 4, 2021.

CUSIP No. 91083631	SCHEDULE 13D	Page 9 of 16

ITEM 1.	SECURITY AND ISSUER.

This class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of SMTC Corporation (“Issuer”). The address of the principal executive offices of Issuer is 7050 Woodbine Avenue, Markham, Ontario, Canada.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement on Schedule 13D is being jointly filed by the following persons (each a “Reporting Person,” and collectively, the “Reporting Persons”):

i.	EMS Silver, Inc., a Delaware corporation (“Parent”);

ii.	EMS Silver Topco Inc., a Delaware corporation (“Topco”), as controlling shareholder of Parent;

iii.	H.I.G. Middle Market LBO Fund III, L.P., a Delaware limited partnership (“H.I.G. LP”), as controlling shareholder of Topco;

iv.	H.I.G. Middle Market Advisors III, LLC, a Delaware limited liability company (“H.I.G. GP”), as the general partner of H.I.G. LP;

v.	H.I.G.-GPII, Inc., a Delaware corporation (“H.I.G. GP Inc.”), as the manager of H.I.G. GP;

vi.	Sami W. Mnaymneh; and

vii.	Anthony A. Tamer.

Each of the foregoing entities and persons has a principal office at 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

The principal business of each of Parent and Topco is to engage in the transactions contemplated by that certain Agreement and Plan of Merger, dated as of January 3, 2021, by and among Parent, EMS Silver Merger Sub Inc., a wholly owned subsidiary of Parent (“Sub”) and Issuer (the “Merger Agreement”). The principal business of H.I.G. LP, H.I.G. GP and H.I.G. GP Inc. is investment activities. H.I.G. LP acts through H.I.G. GP, its general partner, which in turn acts through H.I.G. GP Inc., its manager, Sami W. Mnaymneh (“Mr. Mnaymneh”) and Anthony A. Tamer (“Mr. Tamer”).

The directors and executive officers of Parent, Topco, H.I.G. LP, H.I.G. GP and H.I.G. GP Inc. are set forth on Schedule A attached hereto. Schedule A sets forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment or principal business; and

(iv)	citizenship.

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any person named in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons are filing this Statement on Schedule 13D because they have entered into certain understandings, as further described herein, with each of Clarke H. Bailey, David Sandberg, J. Randall Waterfield, Frederick Wasserman, Richard Fitzgerald, Edward Smith, Steven Waszak and Red Oak Partners, LLC (collectively, the “Supporting Stockholders”) in connection with the transactions contemplated by the Merger Agreement, as more fully described in Item 4 hereof. The Supporting Stockholders are the record and/or beneficial owners of the Supporting Shares (as defined below) reported herein.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 3.

As more fully described in Item 4 hereof, the Supporting Stockholders, who are the record and/or beneficial owners of 8,530,231 shares of Common Stock (the shares of Common Stock beneficially owned by the Supporting Stockholders, collectively, the “Supporting Shares”), have entered into the Voting Agreement (as defined in Item 4) with Parent. As a result of the Voting Agreement, the Reporting Persons may be deemed to have beneficial ownership of the 8,530,231 shares of Common Stock beneficially owned by the Supporting Stockholders, however such beneficial ownership is expressly disclaimed by each Reporting Person. The Reporting Persons did not pay any consideration to the Supporting Stockholders in respect of the Voting Agreement.

CUSIP No. 91083631	SCHEDULE 13D	Page 10 of 16

The Supporting Stockholders entered into the Voting Agreement to induce Parent to enter into the Merger Agreement, as more fully described in Item 4 hereof.

ITEM 4.	PURPOSE OF TRANSACTION

Merger Agreement

On January 3, 2021, Issuer entered into the Merger Agreement with Parent and Sub. The Merger Agreement provides, among other things and subject to the terms and conditions set forth therein, that Sub will be merged with and into Issuer (the “Merger”), with Issuer continuing as the surviving corporation and as a wholly owned subsidiary of Parent. The Merger Agreement provides that Parent will acquire all of the Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than shares of Common Stock owned by Issuer, Parent or Sub and Common Stock owned by stockholders of Issuer who are entitled to demand and properly demand statutory appraisal of such shares pursuant to Section 262 of the General Corporation Law of the State of Delaware, at a price of $6.044 per share of Common Stock in cash (the “Merger Consideration”). The consummation of the transactions contemplated by the Merger Agreement is subject to certain customary closing conditions including, among others, (i) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon at an Issuer stockholders’ meeting duly called and held for such purpose, (ii) the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other similar laws in other jurisdictions, (iii) the termination of the Tax Benefits Plan (as such term is defined in the Merger Agreement) and (iv) the absence of a Company Material Adverse Effect (as such term is defined in the Merger Agreement).

The Merger Agreement contains representations and warranties customary for transactions of this type. Issuer has agreed to various customary covenants and agreements, including, among others, (i) to conduct its and its subsidiaries’ businesses in the usual, regular and ordinary course in substantially the same manner as previously conducted during the period between the execution of the Merger Agreement and the effective time of the Merger and not to engage in certain kinds of actions or transactions during this period without Parent’s prior consent, (ii) to forego paying any dividend or other distribution in respect of the Common Stock during the period between the execution of the Merger Agreement and the effective time of the Merger, and (iii) to call a special meeting of Issuer’s stockholders to adopt the Merger Agreement and obtain the requisite approval of Issuer’s stockholders.

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, Issuer will be required to pay Parent a termination fee of $5,560,000. The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, Parent will be required to pay Issuer a termination fee of $11,120,000.

Presently it is anticipated that the financing for the transactions contemplated by the Merger Agreement will consist of (i) equity financing to be contributed to Parent by H.I.G. LP and (ii) debt financing arranged by Parent. In addition, Parent may seek and subsequently obtain additional equity financing from certain potential unaffiliated co-investors who may receive non-controlling interests in one or more of the Reporting Persons or their affiliates.

Voting Agreement

On January 3, 2021, the Supporting Stockholders and Parent entered a Voting Agreement (the “Voting Agreement”). The Voting Agreement contemplates, among other things, that the Supporting Stockholders will vote or cause to be voted the shares of Common Stock beneficially owned by such Supporting Stockholder (i) in favor of the adoption of the Merger Agreement and (ii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Issuer, any alternative acquisition proposal or any election of directors of Issuer (other than the election of directors proposed by Issuer as part of “management’s slate” in Issuer’s own proxy statement) or any other matters proposed by a third party in a proxy solicitation, or any amendment to Issuer’s organizational documents or other proposal or transaction involving Issuer or any of its subsidiaries, which amendment or other proposal or transaction would be reasonably likely to in any manner impede, interfere with, delay or attempt to discourage, frustrate the purpose of, result in a breach by Issuer of, prevent or nullify any provision of the Merger Agreement or any other agreement contemplated thereby, the Merger, or any other Transactions (as defined in the Merger Agreement) or change in any manner the voting rights of any class of capital stock of Issuer. In addition, under the terms of the Voting Agreement, each of the Supporting Stockholders irrevocably granted to Parent and any individual designated in writing by Parent, an irrevocable proxy to attend any meeting of Issuer’s stockholders on behalf of such Supporting Stockholder with respect to the matters set forth above and to vote the Common Stock, as applicable, over which such Supporting Stockholder has voting power in a manner consistent with the Voting Agreement in connection with any such meeting.

CUSIP No. 91083631	SCHEDULE 13D	Page 11 of 16

Each Supporting Stockholder also agreed, under the Voting Agreement, not to (i) sell, transfer, tender, grant, pledge, assign or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any shares of Common Stock beneficially owned by such Supporting Stockholder to any person other than pursuant to the Merger, (ii) grant any proxies (other than as set forth in the Voting Agreement) or enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise (including pursuant to any loan of any shares of Common Stock beneficially owned by such Supporting Stockholder), or enter into any other agreement, with respect to any such shares of Common Stock, (iii) take any action that would make any representation or warranty of such Supporting Stockholder in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling such Supporting Stockholder from performing its obligations under the Voting Agreement, or (iv) commit or agree to take any of the foregoing actions or take any other action or enter into any contract that would reasonably be expected to make any of the representations or warranties contained in the Voting Agreement untrue or incorrect or would have the effect of preventing or delaying such Supporting Stockholder from performing any of its obligations under the Voting Agreement, in each case, except as otherwise provided in the Voting Agreement. The Supporting Stockholders also waived their appraisal rights in connection with the Merger and agreed not to, and to cause their representatives not to, directly or indirectly, solicit, initiate or encourage the submission of any alternative acquisition proposals, or take any other action to facilitate any inquiries or the making of any proposals that constitute, or may reasonably be expected to lead to, any alternative acquisition proposals, enter into any acquisition agreement with respect to any alternative acquisition proposals or enter into, participate in or continue any discussions with respect to, or otherwise cooperate in any way with or facilitate or enable any alternative acquisition proposal, in each case, in the Supporting Stockholders’ capacity as a stockholder of the Issuer.

The Voting Agreement will terminate upon the earlier of the consummation of the Merger, the termination of the Merger Agreement in accordance with its terms, the occurrence of a Change of Board Recommendation with respect to a Superior Proposal (as such terms are defined in the Merger Agreement) or, with respect to any Supporting Stockholder, the mutual written consent of such Supporting Stockholder and Parent. A Supporting Stockholder may terminate the Voting Agreement upon the entry by Issuer without the prior written consent of the Supporting Stockholder into any amendment, waiver or modification of the Merger Agreement that results in (i) a change in the form of consideration to be paid thereunder or (ii) a decrease in the Merger Consideration.

The foregoing summary and information disclosed in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the Voting Agreement and the Merger Agreement, copies of which are attached as an exhibit to Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2021 and each of which is incorporated by reference in its entirety into this Item 4.

The Reporting Persons review on a continuing basis the transactions contemplated by the Merger Agreement and Voting Agreement. Based on such review, the Reporting Persons may exercise their rights under those agreements and/or the other agreements described in Item 6 of this Statement on Schedule 13D, including to terminate, amend or modify any of the transactions contemplated thereby, and/or may acquire, or cause to be acquired, beneficial interests in securities of Issuer at any time, or formulate other purposes, plans or proposals regarding Issuer or any of its securities, to the extent deemed advisable in light of the investment policies of the Reporting Persons, Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. Other than as described in this Item 4, and except as otherwise disclosed herein or in agreements described in this Statement on Schedule 13D, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of this Statement on Schedule 13D. However, as part of the ongoing evaluation of the transactions contemplated by the Merger Agreement and Voting Agreement, the Reporting Persons may at any time review or reconsider their respective positions with respect to Issuer and formulate plans or proposals with respect to any of such matters and, from time to time, may hold discussions with or make formal proposals to management or Issuer’s board of directors, other stockholders of Issuer or other third parties regarding such matters. There can be no assurance that the possible courses of action expressed in this Item 4 will be consummated by the Reporting Persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Statement on Schedule 13D and the footnotes thereto, and the information set forth or incorporated in Items 2, 3 and 4 is incorporated by reference in its entirety into this Item 5.

CUSIP No. 91083631	SCHEDULE 13D	Page 12 of 16

(a) and (b):

As a result of the transactions described in Item 4, as of the date of this Schedule 13D, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each Reporting Person may be deemed to have shared voting power with respect to (and therefore beneficially own) 8,530,231 shares of Common Stock, representing approximately 29.92% of the outstanding shares of Common Stock (based on the 28,513,810 shares of Common Stock outstanding as of the close of business on January 4, 2021, which amount includes the 28,414,239 outstanding as of December 30, 2020 (the “Reference Date”) as represented in Section 3.2.1 of the Merger Agreement, plus the 99,571 shares issued to Mr. Edward Smith following his exercise of Vested Company Options (as defined in the Merger Agreement) after the Reference Date as represented in Schedule 3.2.2 of the Company Disclosure Letter, dated as of January 3, 2021). Accordingly, the percentage of the outstanding shares of Common Stock that may be deemed to be beneficially owned by each of Parent, Topco, H.I.G. LP, H.I.G. GP, H.I.G. GP Inc., Mr. Mnaymneh and Mr. Tamer as a result of the Voting Agreement is approximately 29.92%.

Except as set forth above, no Reporting Person beneficially owns any shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person. All Supporting Shares are reported to the knowledge of the Reporting Persons based on the representations of Issuer and the Supporting Stockholders. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) of the Exchange Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Exchange Act.

Except as otherwise indicated, the percentages in this Item 5 are calculated based on 28,513,810 total shares of Common Stock issued and outstanding as of January 4, 2021 (which is the number of shares of Common Stock represented by Issuer within the Merger Agreement and Company Disclosure Letter to be outstanding after Mr. Edward Smith’s exercise of his Vested Company Options after the Reference Date).

(c) Not applicable.

(d) To the knowledge of the Reporting Persons, no person, other than the Supporting Stockholders and their controlling persons has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 4 and 5 above is incorporated by reference in its entirety into this Item 6.

Equity Commitment Letter and Limited Guarantee

On January 3, 2021, H.I.G. LP entered into an equity commitment letter with Parent in connection with the transactions contemplated by the Merger Agreement (the “Equity Commitment Letter”). Under the Equity Commitment Letter, H.I.G. LP agreed, among other things, to contribute to Parent, subject to certain conditions, up to an aggregate of $140,000,000 in cash in exchange for equity of Parent.

On January 3, 2021, H.I.G. LP provided Issuer with a limited guarantee in favor of Issuer, which guarantees the payment of certain monetary obligations that may be owed by Parent pursuant to the Merger Agreement, including any reverse termination fee that may become payable by Parent.

Joint Filing Agreement

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 13, 2021, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

CUSIP No. 91083631	SCHEDULE 13D	Page 13 of 16

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Joint Filing Agreement, dated as of January 13, 2021, by and among EMS Silver, Inc., EMS Silver Topco, Inc., H.I.G. Middle Market LBO Fund III, L.P., H.I.G. Middle Market Advisors III, LLC, H.I.G.-GPII, Inc., Sami W. Mnaymneh and Anthony A. Tamer.

2	Agreement and Plan of Merger, dated as of January 3, 2021, among EMS Silver Inc., EMS Merger Sub Inc. and SMTC Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SMTC Corporation with the Securities and Exchange Commission on January 4, 2021).

3	Voting Agreement, dated as of January 3, 2021, among EMS Silver Inc. and the persons listed on Schedule A thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SMTC Corporation with the Securities and Exchange Commission on January 4, 2021.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2021

EMS SILVER INC.

By:	/s/ Phillip Wood-Smith
Name: Phillip Wood-Smith
Title: President

EMS TOPCO SILVER INC.

By:	/s/ Phillip Wood-Smith
Name: Phillip Wood-Smith
Title: President

H.I.G. MIDDLE MARKET LBO FUND III, L.P.

By: H.I.G. Middle Market Advisors III, LLC, its general partner

By: H.I.G.-GPII, Inc., its manager

By:	/s/ Richard Siegel
Name: Richard Siegel
Title: Authorized Signatory

H.I.G. MIDDLE MARKET ADVISORS III, LLC

By:	/s/ Richard Siegel
Name: Richard Siegel
Title: Authorized Signatory

H.I.G.-GPII, INC.

By:	/s/ Richard Siegel
Name: Richard Siegel
Title: Authorized Signatory

Sami W. Mnaymneh

/s/ Sami W. Mnaymneh

Anthony A. Tamer

/s/ Anthony A. Tamer

SCHEDULE A

Directors and Executive Officers

The following tables set forth the name, citizenship, business address and present principal occupation of each director and executive officer of Parent, Topco and H.I.G. GP Inc.

Parent and Topco

The names and present principal occupations of the directors and executive officers of Parent and Topco are set forth below.

Name (Citizenship)	Present Principal Occupation
Directors
Phillip Wood-Smith (United States) 1271 Avenue of the Americas, 22nd Floor, New York, NY 10020	Managing Director, H.I.G. Capital

Hamza Usmani (Pakistan) One Sansome Street, 37th Floor, San Francisco, CA 94104	Principal, H.I.G. Capital

Benjamin Spacapan (United States) 1271 Avenue of the Americas, 22nd Floor, New York, NY 10020	Vice President, H.I.G. Capital
Executive Officers
Phillip Wood-Smith (United States) 1271 Avenue of the Americas, 22nd Floor, New York, NY 10020	President

Hamza Usmani (Pakistan) One Samsone Street, 37th Floor, San Francisco, CA 94104	Vice President, Secretary

H.I.G. GP Inc.

The names and present principal occupations of the directors and executive officers of H.I.G. GP Inc. are set forth below.

Name (Citizenship)	Present Principal Occupation
Directors
Sami Mnaymneh (United States) 1450 Brickell Avenue, 31st Floor, Miami, FL 33131	Co-Chief Executive Officer, H.I.G. Capital

Anthony Tamer (United States) 1450 Brickell Avenue, 31st Floor, Miami, FL 33131	Co-Chief Executive Officer, H.I.G. Capital
Executive Officers
Sami Mnaymneh (United States) 1450 Brickell Avenue, 31st Floor, Miami, FL 33131	Co-Chief Executive Officer

Anthony Tamer (United States) 1450 Brickell Avenue, 31st Floor, Miami, FL 33131	Co-Chief Executive Officer